December 19, 2019

Madeline Cammarata
President and CEO
Green Stream Holdings Inc.
22809 Pacific Coast Highway
Malibu, California 90265

       Re: Green Stream Holdings Inc.
           Form 1-A/A filed on December 11, 2019
           File No. 024-11086

Dear Ms. Cammarata:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2019 letter.

Form 1-A/A filed December 11, 2019

Cover Page

1. Please revise to remove the delaying legend and reference to Section 8(a) of the Securities
      Act.
Consolidated financial statements, page F-1

2. We note your disclosure in note 1.B. that your fiscal year end is April 30, 2019. Please provide financial statements as of the end of your fiscal year and for the period then ended. Please ensure all financial statements cover the appropriate periods and please include all required financial statements in the form required by section
(b) of Part F/S of
      Form 1-A.
 Madeline Cammarata
FirstName LastNameMadeline Cammarata
Green Stream Holdings Inc.
Comapany19, 2019
December NameGreen Stream Holdings Inc.
Page 2
December 19, 2019 Page 2
FirstName LastName
General

3. We note your response to comment 3 and the statement that "the Company will issue the shares to the Selling Securityholders following its sales of at least 888,883 shares under this Offering ..." Please note that the shares to be sold by the selling shareholders must be issued to them prior to qualification. Alternatively, the settlement shares should be removed from this 1-A. Subsequently the settlement shares could be covered by a post-
         qualification amendment to be filed after issuing them to the parties to the settlement agreement.

       You may contact Peter McPhun at (202) 551-3581 or Eric Mcphee at (202) 551-3693 if
you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at (202) 551-3536 or Brigitte Lippmann at (202) 551-3713 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction